Exhibit 99.1
Joe Del Preto joins Similarweb Board of Directors

TEL AVIV, Israel, January 13, 2022 -- Similarweb (NYSE: SMWB), a leading digital intelligence company, today announced the appointment of veteran social-media executive Joe Del Preto to its board of directors, effective immediately.

"Joe is joining the Similarweb board at a time of strong momentum in our business,” said Or Offer, CEO, Similarweb. “His breadth and depth of experience in SaaS-based marketing solutions, combined with his demonstrated ability to lead and scale fast-paced organizations, will be invaluable to Similarweb as we continue to expand and realize our mission to help our customers grow their digital business.”

Mr. Del Preto has served as Chief Financial Officer and Treasurer of publicly-traded Sprout Social (NASDAQ: SPT) since July 2017. Prior to Sprout Social, Mr. Del Preto was the Global Controller for Groupon, Inc. and served as Vice President of Finance of Echo Global Logistics Inc. Mr. Del Preto began his career at PricewaterhouseCoopers LLP. He holds a Bachelor’s degree in Accounting from the University of Indiana, Bloomington, and is a Certified Public Accountant.

"Today, digital markets are the primary driver of growth for most companies,” Mr. Del Preto explained. "Similarweb helps companies drive digital-first growth by equipping them with the data and insights they need to succeed online. It’s an honor to join Similarweb’s board of directors and become part of the team.”

About Similarweb:

As the most trusted platform for understanding online behavior, millions of people use Similarweb’s insights daily to strengthen their knowledge of the digital world. We empower anyone — from the curious individual to the enterprise business leader — to make smarter decisions by understanding why things happen across the digital ecosystem. Learn more here: https://www.similarweb.com/corp/about/

This press release may contain certain "forward-looking statements" as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements reflect our current views regarding our intentions, products, services, plans, expectations, strategies and prospects, which are based on information currently available to us and assumptions we have made. Actual results may differ materially from those described in such forward-looking statements and are subject to a variety of assumptions, uncertainties, risks and factors that are beyond our control, including those described in our Securities and Exchange Commission filings and reports including the final prospectus for our initial public offering filed with the Securities and Exchange Commission on May 11, 2021, as well as subsequent and future filings and reports by us. Except as required by law, we undertake no duty to update any forward-

Exhibit 99.1
looking statements contained in this release as a result of new information, future events, changes in expectations or otherwise.

Press Contact:
Richard Krueger
Similarweb
press@similarweb.com
Investor Contact:
Alex Wellins
The Blueshirt Group, for Similarweb
ir@similarweb.com